

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 14, 2016

John F. Gehring
Vice President
Lamb Weston Holdings, Inc.
222 W. Merchandise Mart Plaza
Suite 1300
Chicago, IL 60654

>   **Re: Lamb Weston Holdings, Inc.**
>   **Amendment No. 3 to Registration Statement on Form 10-12B**
>   **Filed October 5, 2016**
>   **File No. 1-37830**

Dear Mr. Gehring:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2016 letter.

Risk Factors, page 14

Risks Relating to Ownership of Our Common Stock, page 27

1.   We note that Section 2 of Article XI of your amended and restated bylaws appears to set forth an exclusive forum provision. Please expand your disclosure here or elsewhere as appropriate to discuss this exclusive forum provision and any related material impact on you and your shareholders. In this regard, please discuss whether such provisions may limit a shareholder's ability to bring a claim in a judicial forum

that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Unaudited Pro Forma Combined Financial Data, page 47

2.   Please update the description of pro forma adjustment (D) on page 50 to include the expanded disclosure provided in your prior amendment and in response to comment 5 of our letter dated September 9, 2016.

Financial Statements

Unaudited Combined Statements of Comprehensive Income, page F-33

3.   Please revise the line item description for pension and post-employment obligations to identify these amounts as related to your equity method investees, similar to the revisions provided in your prior amendment and in response to comment 15 of our letter dated September 9, 2016.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources